July 15, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fulcrum Therapeutics, Inc.
Registration Statement on Form S-1 (File No. 333-232260) (the “Registration Statement”)

Ladies and Gentleman:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Fulcrum Therapeutics, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on July 17, 2019, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we and the other prospective underwriters have distributed approximately 2,503 copies of the preliminary prospectus, dated as of July 8, 2019 (the “Preliminary Prospectus”) through the date hereof to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, we hereby confirm that we are, and the other prospective underwriters have confirmed that they are, complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

MORGAN STANLEY & CO. LLC
BOFA SECURITIES, INC.
SVB LEERINK LLC

MORGAN STANLEY & CO. LLC.

By:	/s/ Kalli Dircks
Name:	Kalli Dircks
Title:	Executive Director

BOFA SECURITIES, INC.

By:	/s/ Michele A. H. Allong
Name:	Michele A. H. Allong
Title:	Authorized Signatory

SVB LEERINK LLC

By:	/s/ Daniel Dubin
Name:	Daniel Dubin
Title:	Vice Chairman

[Signature Page to Request for Acceleration of Effectiveness]